SHUTTS & BOWEN LLP

300 S. Orange Avenue, Suite 1000

Orlando, Florida 32801-3373

October 10, 2007

Mr. Stephen Krikorian

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C.  20549

Re:

Intertape Polymer Group Inc. (File No. 001-10928)

Form 6-K filed August 13, 2007

Annual Report on Form 40-F for the

Year ended December 31, 2006

Filed April 2, 2007

Dear Mr. Krikorian:

In accordance with your follow-up letter dated September 26, 2007, a copy of which is attached hereto, set forth below are your queries and Intertape Polymer Group Inc.’s (“Intertape”) responses thereto.

Form 40-F for Fiscal Year Ended December 31, 2006

Exhibit 2, 2006 MD&A and Audited Annual Financials

Bank Indebtedness and Credit Facilities, page 20

1.

In your response to prior comment 2, you indicate that you believe you have made adequate disclosure of the impact of your availability under your Credit Agreement on your liquidity.  Tell us how your current disclosure also identifies the trends and uncertainties associated with your credit rating.  For example, we note from your response that your credit rating impacts pricing when you seek amendments to your Credit Agreement.  Ensure that future filings include a discussion of how your credit rating may reasonably likely affect your sources of liquidity.

RESPONSE:

Intertape discloses its credit ratings and identifies the trends and uncertainties associated with its most current credit rating in its discussion in Section 7.2 of its Form 40-F for each fiscal year.  In Section 7.2 of Intertape’s Form 40-F for fiscal year ended December 31, 2006, the discussion goes into detail setting forth the meaning of the ratings, the negative outlook, and that the ratings reflect Intertape’s financial performance in 2006 and concern over its ability to meaningfully improve credit metrics over the intermediate term.  The Section also states that the negative outlook reflects the limited room under Intertape’s financial covenants and in its secured facilities and the lack of definitive information with respect to the CEO successor plan or the outcome of the Board’s review process concerning various strategic and financial alternatives.  Intertape believes this Section identifies the trends and uncertainties associated with its credit ratings.

Intertape will include a discussion of how its credit rating may reasonably likely affect its sources of liquidity in its future filings.

Notes to Consolidated Financial Statements

Note 14 – Long-Term Debt

(a) Senior Subordinated Notes, Page 56

2.

Your response to prior comment 3 indicates that the senior subordinated notes continue to meet the conditions of Note 5 of paragraph (d) of Rule 3-10 and you will include the footnote disclosures in future filings.  Your disclosure in the Form S-4/F-4 filed December 14, 2004 states that the subsidiary issuer is an indirectly wholly-owned subsidiary of the Company.  Confirm that the subsidiary issuer is a 100% owned finance subsidiary of the Company.  If so, ensure that you also include this disclosure in future filings.

RESPONSE:  The subsidiary issuer in Form S-4/F-4 filed December 14, 2004, Intertape Polymer US Inc., a Delaware corporation, an indirectly wholly-owned subsidiary of Intertape, is a one hundred percent (100%) owned finance subsidiary of Intertape.  This disclosure was made in Intertape’s Form 40-F for the fiscal year ended December 31, 2006 and Intertape will include this disclosure in future filings.

Please contact the undersigned if you have any further questions or comments.

Very truly yours,

SHUTTS & BOWEN LLP

By:  /s/ J. Gregory Humphries

        J. Gregory Humphries, Esq.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

Mail Stop 4561

September 26, 2007

Melbourne F. Yull

Executive Director

Intertape Polymer Group Inc.

3647 Cortez Road West

Bradenton, Florida  34210

(941) 727-5788

Re:

Intertape Polymer Group Inc. (File No. 001-10928)

Form 40-F for the Fiscal Year Ended December 31, 2006

Form 6-K filed August 13, 2007

Dear Mr. Yull:

We have reviewed the above referenced filings and your response letter dated August 30, 2007 and have the following comments.  We may ask you to provide us with supplemental information so we may better understand your disclosure.  Please be as detailed as necessary in your explanation.  After reviewing this information we may raise additional comments.

Please understand that the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended December 31, 2006

Exhibit 2. 2006 MD&A and Audited Annual Financials

Bank Indebtedness, page 20

1.

In your response to prior comment 2, you indicate that you believe you have made adequate disclosure of the impact of your availability under your Credit Agreement on your liquidity.  Tell us how your current disclosure also identifies the trends and uncertainties associated with your credit rating.  For example, we note from your response that your credit rating impacts pricing when you seek amendments to your Credit Agreement.  Ensure that future filings include a discussion of how your credit rating may reasonably likely affect your sources of liquidity.

Notes to Consolidated Financial Staetments

Note 14 – Long-Term Debt

(a) Senior Subordinated Notes, page 56

2.

Your response to prior comment 3 indicates that the senior subordinated notes continue to meet the conditions of Note 5 of paragraph (d) of Rule 3-10 and you will include the footnote disclosures in future filings.  Your disclosure in the Form S-4/F-4 filed December 14, 2004 states that the subsidiary issuer is an indirectly wholly-owned subsidiary of the Company.  Confirm that the subsidiary issuer is a 100% owned finance subsidiary of the Company.  If so, ensure that you also include this disclosure in future filings.

*         *          *          *          *

Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T.  If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review.  Please furnish a cover letter that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Melissa Walsh at 202-551-3224 or me at 202-551-3488 if you have questions regarding the above comments.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian

Accounting Branch Chief

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